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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            IVIVI TECHNOLOGIES, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

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                                   46589F 10 8
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                                 (CUSIP Number)

                              Steven M. Gluckstern
                          c/o Ivivi Technologies, Inc.
                             135 Chestnut Ridge Road
                               Montvale, NJ 07645
                                 (201) 476-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  46589F 10 8

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(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Steven M. Gluckstern
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions):
     Not Applicable                                                (a)  [_]
                                                                   (b)  [_]
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions): OO, WC

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(5)  Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                     [_]
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(6)  Citizenship or Place of Organization: United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

                   (7)    Sole Voting Power:                    793,995*
                   (8)    Shared Voting Power:                        0
                   (9)    Sole Dispositive Power:               793,995*
                  (10)    Shared Dispositive Power:                   0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 793,995*

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                [_]
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(13) Percent of Class Represented by Amount in Row (11):  7.1%

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(14) Type of Reporting Person (See Instructions): IN

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* Includes: (i) 196,078 shares of common stock issued upon the conversion of convertible promissory notes held by Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern, on October 24, 2006, the consummation of the initial public offering of the issuer; (ii) 81,250 shares of common stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the issuer pursuant to a share purchase right agreement; and (iii) 516,667 shares of common stock issuable upon exercise of options to purchase shares of common stock. Excludes 258,333 shares of common stock issuable upon exercise of options that are not exercisable within 60 days of December 28, 2007.

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      This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Steven M. Gluckstern on October 24, 2006. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 1. Security and Issuer

      The response to Item 1 is amended by deleting it in its entirety and substituting the following in lieu thereof:

      This statement on Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 135 Chestnut Ridge Road, Montvale, NJ 07645.

Item 2. Identity and Background

      The response to Item 2 is amended by deleting it in its entirety and substituting the following in lieu thereof:

      This Schedule 13D is being filed by Steven M. Gluckstern. Mr. Gluckstern is the Chairman of the Board of the Company and a citizen of the United States. Mr. Gluckstern's address is c/o Ivivi Technologies, Inc., 135 Chestnut Ridge Road, Montvale, NJ 07645. Mr. Gluckstern, an active private investor in numerous areas, including alternative healthcare and non-traditional healing modalities, serves as the managing member of Ajax Capital LLC, an investment fund wholly-owned by Mr. Gluckstern ("Ajax Capital"). The business address of Ajax Capital is 460 Park Avenue, Suite 2101, New York, NY 10022.

      During the past five years, Mr. Gluckstern has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Gluckstern has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

      The response to Item 5 is amended by deleting it in its entirety and substituting the following in lieu thereof:

      (a) - (b) As of December 28, 2007, after giving effect to the transaction described in paragraph (c) of this Item 5, Mr. Gluckstern had the power to vote and direct the disposition of the following securities: (i) 196,078 shares of Common Stock issued upon the automatic conversion of convertible promissory notes on October 24, 2006, which shares are held by Ajax Capital, an investment fund wholly-owned by Mr. Gluckstern, for which Mr. Gluckstern has the sole power to vote and direct the disposition of such shares; (ii) 81,250 shares of Common

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Stock issuable upon exercise of rights to purchase an aggregate of up to 81,250 shares of Common Stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders of the Company pursuant to a share purchase right agreement (the "Share Purchase Agreement"), dated as of November 8, 2005, among Mr. Gluckstern, Andre' DiMino, Vice Chairman and Co-Chief Executive Officer of the Company, David Saloff, President and Co-Chief Executive Officer of the Company, Edward Hammel, Executive Vice President of the Company, Sean Hagberg, the Chief Science Officer of the Company, and Dr. Arthur Pilla, a member of the Company's scientific advisory board and a consultant to the Company; and (iii) 516,667 shares of common stock issuable upon exercise of the option issued to Mr. Gluckstern pursuant to the Option Agreement exercisable within 60 days of December 28, 2007. As of December 28, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Gluckstern may be deemed to beneficially own 793,995 shares, or 7.1%, of the 10,667,437 shares of Common Stock deemed issued and outstanding as of such date.

      (c) On December 28, 2007, Ajax Capital gifted the warrant described in
Item 6 of the Schedule 13D (the "Warrant") to purchase an aggregate of 199,976 shares of Common Stock to Mr. Gluckstern's two adult children who do not reside with Mr. Gluckstern. As a result, each child received a warrant to purchase 99,988 shares of Common Stock.

      (d) Except as described in this Schedule 13D, no other shares of Common Stock are owned, beneficially or otherwise, by Mr. Gluckstern or Ajax Capital.

Item 6. Interest in Securities of the Issuer

      The following is added to the response to Item 6 immediately after the third paragraph thereof:

      On December 28, 2007, Ajax Capital gifted the right to purchase up to 99,988 shares of Common Stock pursuant to the Warrant to each of Mr. Gluckstern's two adult children, neither of whom resides with Mr. Gluckstern.


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                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008


                                                /s/ Steven M.Gluckstern
                                                --------------------------------
                                                Steven M. Gluckstern


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT ONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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